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                              March 5, 2024

       Sze Ting Cho
       Chief Executive Officer
       Cre8 Enterprise Limited
       1/F, China Building
       29 Queen   s Road Central, Hong Kong

                                                        Re: Cre8 Enterprise
Limited
                                                            Amendment No. 1 to
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted February
23, 2024
                                                            CIK No. 0002003977

       Dear Sze Ting Cho:

            We have reviewed your amended draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
       January 18, 2024 letter.

       Amendment No. 1 to Draft Registration Statement on Form F-1

       Management's Discussion and Analysis of Financial Condition and Results of Operations, page
       64

   1. We note your revisions in response to prior comment 12. For your integrated IPO financial printing
services, please revise to elaborate if you expect continuous smaller contract sizes in
future periods than prior periods and if you expect continuous delays in revenue recognition for
the contracts entered into in FY2023, such that those
                                                        corresponding revenues
could only be recognized in FY2024.
 Sze Ting Cho
FirstName  LastNameSze
Cre8 Enterprise Limited Ting Cho
Comapany
March      NameCre8 Enterprise Limited
       5, 2024
March2 5, 2024 Page 2
Page
FirstName LastName
Legal Matters, page 154

2. Please revise here and page Alt-6 to reference your updated Hong Kong counsel opinion.
       Please contact Len Jui at 202-551-6693 or Martin James at 202-551-3671 if you have questions regarding comments on the financial statements and related matters. Please contact
Jenny O'Shanick at 202-551-8005 or Erin Purnell at 202-551-3454 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing
cc:      Mengyi    Jason    Ye